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November 8, 2007
VIA ELECTRONIC TRANSMISSION
Barbara C. Jacobs, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Room 4561
11 F Street, N.E.
Washington D.C. 20549
     Re:     Printronix, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed October 22, 2007
               File No. 0-9321
Dear Ms. Jacobs:
     On behalf of Printronix, Inc. (“Printronix”), we again appreciate the opportunity to respond to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) in the letter dated November 5, 2007 with respect to the above referenced preliminary proxy statement.
     As we further analyze the issues raised by the Staff comment letters, we continue to believe that the Printronix/Vector transaction is not a transaction which implicates SEC Rule 13e-3. Prior to responding to the individual comments in your latest letter, we wanted to highlight certain attributes of the transaction in support of this belief:
▪	Management was not involved in the negotiations and had no knowledge of the day to day status of the transaction during the negotiations between the Special Committee and Vector.

▪	Mr. Kleist intended to rollover 100% of his Printronix shares, but Vector only allowed him to rollover 17% of his shares. This indicates that he did not have control over Vector.

▪	Mr. Kleist is the largest selling shareholder in the transaction.

Barbara C. Jacobs
November 8, 2007
Page Two
▪	The discussions surrounding the rollover and the terms of employment for Mr. Kleist were not initiated until very late in the process, after the meaningful terms of the transaction had been established.

▪	Vector has made no commitment to appoint Mr. Kleist to the surviving corporation’s board of directors and Mr. Kleist understands that it is entirely possible that he will not be named to the surviving corporation’s board of directors.
     Printronix’s responses to the Staff’s comments are set forth below. In order to facilitate your review, we have included your comments in italics followed by Printronix’s response.
1. It appears that Mr. Kleist meets the criteria specified in Section II.D.3 of our November 14, 2000 Current Issues and Rulemaking Projects Outline for determining whether senior management may be deemed to be engaged in a going-private transaction. In light of this, please review the guidance contained in the November 14, 2000 Current Issues Outline and provide a point-by-point analysis as to why Mr. Kleist, Printronix, its senior management and Vector Capital Partners IV, L.P. (“Vector”) should not be deemed Schedule 13E-3 filing persons. In your analysis, please address the circumstances of each member of senior management individually, unless you wish them to be viewed as acting as a group.
Printronix Response: Printronix respectfully advises the Staff that it believes that Mr. Kleist does not meet the criteria specified in Section II.D.3 of the SEC November 14, 2000 Current Issues and Rulemaking Projects Outline (the “Current Issues Outline”) and thus is not engaged in a going-private transaction. As such, we submit, a fortiori, that other members of senior management, Printronix and Vector do not meet such criteria. Mr. Kleist, Printronix, its other senior management and Vector should not individually or collectively be deemed Schedule 13E-3 filing persons.
Factors Determining Whether a Person has Schedule 13E-3 Filing Obligations
     Comment 1 references Section II.D.3 of the Current Issues Outline, which addresses the issues to be considered in determining “filing-person” status in situations where a third party proposes a transaction with an issuer that has at least one of the requisite “going-private” effects: “first, what entities or persons are “affiliates” of the issuer with the scope of Rule 13e-3(a)(1) and, second, when should those affiliates be deemed to be engaged, either directly or indirectly, in the going-private transaction.”
     Section II.D.3. of the Current Issues Outline continues that an “important” aspect of the Staff’s analysis on whether senior management would be deemed to be engaged in a transaction would be whether:
“...management ultimately would hold a material amount of the surviving corporation’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving corporation within the meaning of Exchange Act Rule 12b-2....”

Barbara C. Jacobs
November 8, 2007
Page Three
The Current Issues Outline also indicates that:

“...where management of the issuer-seller that will be going private is essentially “on both sides” of the transaction, the purchaser also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file a Schedule 13E-3. See Exchange Act Release No. 16075 (August 2, 1979) (noting that “affiliates of the seller often become affiliates of the purchaser through means other than equity ownership, and thereby are in control of the seller’s business before and after the transaction. In such cases the sale, in substance and effect, is being made to an affiliate of the issuer...”). Accordingly, the issuer-seller, its senior management and the purchaser may be deemed Schedule 13E-3 filing persons in connection with the going-private transaction.”
General Background: “Control” Under SEC Rules and Regulations
▪	Under SEC Exchange Act Rule 12b-2, “control” is defined as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The SEC generally deems a person to have “control” if it beneficially owns 10% or more of a class of voting securities. See SEC Rule 16a-1(a)(1); SEC Rule 144; SEC Release No. 33-7391; and SEC Rule 10A-3(e)(1)(ii)(A)(1).

▪	None of senior management will have “control” of the surviving corporation as defined under SEC Exchange Act Rule 12b-2 through the ownership of voting securities, by contract or otherwise.
General Background: Senior Management Was Not On Both Sides Of The Transaction
▪	Senior Management of Printronix was not “on both sides” of the transaction during any point of the negotiations with Vector.

▪	Senior management did not assist Vector with the negotiation of the terms of the transaction. Senior management indicated a willingness to continue to manage Printronix whether it was owned by either Vector or another party approved by the Special Committee.

▪	The Board of Directors established a special committee of non-management members of the Board of Directors (the “Special Committee”) with exclusive authority and responsibility for conducting, pursuing and negotiating all aspects of any transaction involving Printronix, including the merger. This meant that Mr. Robert A. Kleist, the sole member of senior management serving on the Board, was excluded from negotiations with all bidders, including Vector and the current transaction. The Special Committee discharged its responsibilities directly, without any management influence or involvement, and with the assistance of independent financial and legal advisers retained directly by the Special Committee. Any participation by Printronix management in the process was at all times subject to and in accordance with the directions it received from the Special Committee and

Barbara C. Jacobs
November 8, 2007
Page Four
were held under the supervision of Houlihan Lokey, the financial advisor to the Special Committee. The Special Committee, with the assistance of its legal counsel, adopted certain guidelines and instructions for Vector and the senior management for an orderly and independent process. (See Printronix Answer to Comment 2.)

▪	The Special Committee, acting in its sole discretion, decided to enter into an exclusivity agreement with Vector, which led to the current transaction. No member of Printronix management, including Mr. Kleist, had any knowledge of or involvement in the negotiations. As such, no such person had control over the negotiations.

▪	As disclosed in the response to Comment 3 below, negotiations between Vector and management about the terms and amount of the rollover of their shares of Printronix did not start until after a basic agreement was in place between Printronix and Vector on the price to be paid to Printronix shareholders on August 22, 2007. All such discussions were preliminary until September 15, 2007, when senior management retained outside counsel.

▪	In addition, Printronix common stockholders will be entitled to vote on the merger. As the Staff indicated in the Exchange Act Release No. 34-17719 (Apr. 13, 1981), the existence of a vote in and of itself is not dispositive, because in many going private transactions the affiliates of the issuer may already hold the requisite vote for approval. However, this is not the case in the proposed merger between Printronix and Merger Subsidiary because the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Printronix common stock entitled to vote. Mr. Kleist only owns approximately 17.56% of Printronix common stock and Vector and its affiliates own none. Mr. Kleist is selling 14.49% of such stock and rolling forward only 3.07% into the surviving corporation. Mr. Kleist’s holdings are insufficient to affect the outcome of the vote on the merger agreement and related transactions.

▪	In conclusion, since senior management was not on “both sides of the transaction”, none of Vector, Printronix or senior management shall be deemed Schedule 13E-3 filing persons in connection with the going-private transaction.
Point by Point Analysis as to Why Mr. Kleist, the Remainder of Printronix Senior Management, Vector and Printronix Itself Should Not Be Deemed Schedule 13E-3 Filing Persons:
Robert A. Kleist, Chief Executive Officer:
▪	Mr. Kleist is an affiliate of Printronix as the beneficial owner of more than 10% of the outstanding common stock of Printronix. Nevertheless, Mr. Kleist does not meet the criteria specified in Section II.D.3 of the Current Issues Outline because he is not “engaged” in the transaction.

▪	Mr. Kleist’s ownership of the Pioneer Holding Corp. (“Pioneer”, which will own Printronix after the proposed merger) will only represent approximately 8.29% of the outstanding equity

Barbara C. Jacobs
November 8, 2007
Page Five
immediately after the closing. This amount will be further diluted by an option pool to be granted to employees after the closing. Vector will own 90.1% of the outstanding equity of Pioneer immediately after the closing. Thus, Mr. Kleist’s ownership in the surviving corporation is not material. In addition, in connection with acquiring his shares of Pioneer stock, pursuant to his Equity Rollover Commitment Letter with Vector, Mr. Kleist must enter into a stockholders agreement with Vector which must be acceptable to Vector (in its sole discretion). Under the terms of that agreement, Mr. Kleist will not be granted any veto or blocking rights with respect to any transactions that would allow them to override Vector as the majority stockholder in Pioneer or that would allow them to affect the decisions of the Pioneer Board (which will consist of 100% Vector designees), and Mr. Kleist will also be subject to other obligations, including requiring him to sell his shares if Vector decides to sell Printronix.

▪	Mr. Kleist is the only current member of senior management on Printronix’ board of directors. While it is possible that Mr. Kleist will be asked to join the Board of Printronix after the merger (no binding commitment was made to Mr. Kleist to put him on the Board), Vector will control all of the other Printronix Board seats and with more than 90% ownership interest could remove Mr. Kleist from the Board at any time with or without cause. Mr. Kleist understands that it is very possible that he will not be invited to join the surviving corporation’s Board. In addition, Mr. Kleist will not join the Board of Pioneer, which will control 100% of Printronix after the merger.

▪	Mr. Kleist, who will be an at will employee of the surviving corporation and hold an immaterial amount of voting shares of the surviving corporation, will have no “control” over the surviving corporation within the meaning of Exchange Act Rule 12b-2.

▪	Neither Mr. Kleist, who is not a member of the Special Committee, nor any other member of senior management was “engaged”, through voting position, management position, or otherwise in the transaction, and hence was not on “both sides of the transaction” for Schedule 13E-3 filing purposes and should not have to file under Rule 13e(3).
George L. Harwood, Chief Financial Officer:
▪	Mr. Harwood’s ownership of the Pioneer will only represent approximately 0.69% of the outstanding equity immediately after the closing. This amount will be further diluted by an option pool to be granted to employees after the closing. Vector will own 90.1% of Pioneer immediately after the closing. Thus, Mr. Harwood’s ownership in the surviving corporation is not material. In addition, in connection with acquiring his shares of Pioneer stock, pursuant to his Equity Rollover Commitment Letter with Vector, Mr. Harwood must enter into a stockholders agreement with Vector which must be acceptable to Vector (in its sole discretion) on the same terms and conditions as Mr. Kleist described above.

▪	Mr. Harwood will not have a seat on either Pioneer’s or the surviving corporation’s board.

Barbara C. Jacobs
November 8, 2007
Page Six
▪	Mr. Harwood, who will be an at will employee of the surviving corporation and hold an immaterial amount of voting shares of the surviving corporation, will have no “control” over the surviving corporation within the meaning of Exchange Act Rule 12b-2.

▪	Neither Mr. Harwood nor any other member of senior management was “engaged”, through voting position, management position, or otherwise in the transaction, and hence was not on “both sides of the transaction” for Schedule 13E-3 filing purposes and should not have to file under Rule 13e-3.
Juli Mathews, Vice President, Human Resources
▪	Ms. Mathews’ ownership of Pioneer will represent approximately 0.23% of the outstanding equity immediately after the closing. This amount will be further diluted by an option pool to be granted to employees after the closing. Vector will own 90.1% of Pioneer immediately after the closing. Thus, Ms. Mathews’ ownership in the surviving corporation is not material. In addition, in connection with acquiring his shares of Pioneer stock, pursuant to her Equity Rollover Commitment Letter with Vector, Ms. Mathews must enter into a stockholders agreement with Vector which must be acceptable to Vector (in its sole discretion) on the same terms and conditions as Mr. Kleist described above.

▪	Ms. Mathews’ will not have a seat on either Pioneer’s or the surviving corporation’s board.

▪	Ms. Mathews, who will be an at will employee of the surviving corporation and hold an immaterial amount of voting shares of the surviving corporation, will have no “control” over the surviving corporation within the meaning of Exchange Act Rule 12b-2.

▪	Neither Ms. Mathews nor any other member of senior management was “engaged”, through voting position, management position, or otherwise in the transaction, and hence was not on “both sides of the transaction” for Schedule 13E-3 filing purposes and should not have to file under Rule 13e-3.
C. Victor Fitzsimmons, Senior Vice President, Worldwide Operations
▪	Mr. Fitzsimmons’ ownership of Pioneer will represent approximately 0.69% of the outstanding equity immediately after the closing. This amount will be further diluted by an option pool to be granted to employees after the closing. Vector will own 90.1% of Pioneer immediately after the closing. Thus, Mr. Fitzsimmons’ ownership in the surviving corporation is not material. In addition, in connection with acquiring his shares of Pioneer stock, pursuant to his Equity Rollover Commitment Letter with Vector, Mr. Harwood must enter into a stockholders agreement with Vector which must be acceptable to Vector (in its sole discretion) on the same terms and conditions as Mr. Kleist described above.

▪	Mr. Fitzsimmons will not have a seat on either Pioneer’s or the surviving corporation’s board.

Barbara C. Jacobs
November 8, 2007
Page Seven
▪	Mr. Fitzsimmons, who will be an at will employee of the surviving corporation and hold an immaterial amount of voting shares of the surviving corporation, will have no “control” over the surviving corporation within the meaning of Exchange Act Rule 12b-2.

▪	Neither Mr. Fitzsimmons nor any other member of senior management was “engaged”, through voting position, management position, or otherwise in the transaction, and hence was not on “both sides of the transaction” for Schedule 13E-3 filing purposes and should not have to file under Rule 13e-3.
Theodore A. Chapman, Senior Vice President, Engineering and Product Marketing
▪	Mr. Chapman will own no shares in Pioneer.

▪	Mr. Chapman will not have a seat on Pioneer’s or the surviving corporation’s board.

▪	Mr. Chapman, who will merely be an at will employee of the surviving corporation, will have no “control” over the surviving corporation within the meaning of Exchange Act Rule 12b-2.

▪	Neither Mr. Chapman nor any other member of senior management was “engaged”, through voting position, management position, or otherwise in the transaction, and hence was not on “both sides of the transaction” for Schedule 13E-3 filing purposes and should not have to file under Rule 13e-3.
David Sakai, Senior Vice President, Marketing
▪	Mr. Sakai will own no shares in Pioneer.

▪	Mr. Sakai will not have a seat on Pioneer’s or the surviving corporation’s board.

▪	Mr. Sakai, who will merely be an at will employee of the surviving corporation, will have no “control” over the surviving corporation within the meaning of Exchange Act Rule 12b-2.

▪	Neither Mr. Sakai nor any other member of senior management was “engaged”, through voting position, management position, or otherwise in the transaction, and hence was not on “both sides of the transaction” for Schedule 13E-3 filing purposes and should not have to file under Rule 13e-3.
James McWilson, Senior Vice President, Worldwide Sales
▪	Mr. McWilson will own no shares in Pioneer.

▪	Mr. McWilson will not have a seat on Pioneer’s or the surviving corporation’s board.

Barbara C. Jacobs
November 8, 2007
Page Eight
▪	Mr. McWilson, who will merely be an at will employee of the surviving corporation, will have no “control” over the surviving corporation within the meaning of Exchange Act Rule 12b-2.

▪	Neither Mr. McWilson nor any other member of senior management was “engaged”, through voting position, management position, or otherwise in the transaction, and hence was not on “both sides of the transaction” for Schedule 13E-3 filing purposes and should not have to file under Rule 13e-3.
Vector:
▪	Vector and its affiliates do not (i) own any equity securities in Printronix, (ii) have any representation on Printronix’s Board of Directors (or the right to appoint any representatives to the Board of Directors), (iii) have any other commercial relationship that would or could result in having the effect of being in control of, or of being under common control with, Printronix or (iv) are otherwise in a position to directly or indirectly control or influence or have the power to direct or cause the direction of the management or policies of Printronix. Accordingly, we conclude that none of Vector or its affiliates are affiliates of Printronix, either directly or through Pioneer or Merger Subsidiary.

▪	In addition, there are no relationships between any Printronix executive and Vector, Pioneer or Merger Subsidiary that would make Vector, Pioneer or Merger Subsidiary an affiliate of Printronix. As described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, the key question is whether members of management that are affiliates of the issuer can be considered to be affiliated of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. Management was kept in the dark during the negotiations. No Printronix executive possesses in any respect any indicia of control of Pioneer or Merger Subsidiary, and neither Pioneer nor Merger Subsidiary is under common control with Printronix or any Printronix executive.
Printronix:
▪	The proposed merger is the result of an arms-length transaction between the Printronix Special Committee and Pioneer (Vector). Senior management, as previously ascertained hereunder, is not on “both sides” of the transaction for purposes of Rule 13e-3. Since neither Mr. Kleist nor any other member of senior management should be deemed to be a Schedule 13E-3 filing person, Printronix itself should not be deemed to be a Schedule 13E-3 filing person.
Conclusion:
None of Mr. Kleist or the other members of senior management meet the criteria for being “engaged” in the going private transaction pursuant to Section II.D.3 of the Current Issues Outline. As such, none of such persons should be required to file under Rule 13e-3. Furthermore, neither Vector nor

Barbara C. Jacobs
November 8, 2007
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Printronix should have to file under Rule 13e-3 because management was not on “both sides of the transaction” which would trigger such filing in accordance with the guidelines set forth in the Current Issues Outline.
2. On page three of your response letter, you indicate that the special committee established by your Board of Directors adopted certain guidelines and instructions for and instructions for Vector and Printronix senior management. Please provide us with a complete description of these guidelines and instructions.
Printronix Response: The following guidelines and instructions were adopted by the Special Committee:
▪	At the start of each Special Committee meeting, the Special Committee reviewed its fiduciary duties in the context of a going private transaction. These duties included recognizing management’s presence during the meetings and avoiding any discussion that involved the Special Committee’s decisions or strategic thoughts.

▪	Early in the Vector negotiation process, on June 15, 2007, the Special Committee required that management not be informed of discussions with third parties and that all third party communications be referred through the Special Committee’s financial advisor. The Special Committee also required in this meeting that any actual negotiation of terms between Vector and Printronix be conducted by one of the Special Committee’s outside advisors.

▪	In addition, the Special Committee required that management report back to them on the status and content of each conversation that occurred between management and any interested party. For example, during the July 15, 2007 Special Committee meeting, the Special Committee required management to update it on the status of their planned significant rollover under another party’s proposed transaction.

▪	As the negotiations with Vector proceeded, management was required to ask the Committee’s permission prior to discussing information with Vector that could impact the negotiation of various terms. For example, during the August 2, 2007 Special Committee meeting, management requested permission from the Special Committee as to whether it could discuss with Vector the data supporting Printronix’s latest announced fiscal results. Management also requested permission from the Special Committee prior to discussing Printronix’s financial performance three-year plan with Vector; management reported back to the Special Committee the results and content of this discussion during the Special Committee meeting on August 10, 2007.

▪	The Special Committee controlled material deal information ultimately released to Vector. For example, the agreement requires Printronix to possess at closing a certain level of “freely available cash.” Management presented one data set that it wished to propose to Vector. However, the Special Committee overrode management and required management to adopt a more fiscally conservative position prior to presenting any information to Vector.

Barbara C. Jacobs
November 8, 2007
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3. Please provide us with the details of each discussion that occurred between Vector and any Printronix executives. Please identify the parties involved, the date of each such discussion, and at what state in the negotiations between the Company and Vector each discussion occurred. Please also include a complete description of any information exchanged by the parties.
Printronix Response:

Date	Deal Benchmark	If Meeting, Purpose	If Meeting, Parties
April 27, 2005	Printronix retains Houlihan Lokey to assist in exploration of strategic alternatives

May 16, 2007	Printronix enters into confidentiality agreement with Vector

May 18, 2007		Printronix Company overview	From Vector: Amish Mehta and Dominic Ang; From Printronix: Robert Kleist and George Harwood (lasted 90 minutes)

May 24, 2007	Product Overview-Line Printers, Thermal Printers
Sales & Marketing-Organization, Expenditures, Sales Process
Operations- Process, Expenditures, Breakdown Between line and thermal, Opportunities for Cost of Goods Sold improvement
		R&D-Organization, sustaining vs. new development	From Vector: Amish Mehta, Rock Meng and Dominic Ang; From Printronix: Robert Kleist and George Harwood (All day meeting)

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November 8, 2007
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Date	Deal Benchmark	If Meeting, Purpose	If Meeting, Parties
General &Administrative Expenses-Organization, Expenditures
Reviewed operating plan projections

June 6, 2007	Vector submits initial Letter of Interest, proposing acquisition of Printronix for $16.00 per share

June 7, 2007	Special Committee Formed; provided exclusive authority to consider and negotiate proposals

June 8 – August 21, 2007	Special Committee engages in negotiations with Financial Sponsor B; management indicates a willingness to continue to manage Printronix whether it was owned by either Vector or another party approved by the Special Committee

August 10, 2007 (day)		Updated Company Status & Operating Plan projections	From Vector: Amish Mehta, Rock Meng and Dominic Ang; From Printronix:
Robert Kleist and George Harwood; Houlihan Lokey also present (four hour meeting)

August 10, 2007 (night)	Vector reconfirms interest to Houlihan Lokey in acquiring Printronix for $16.00 per share

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November 8, 2007
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Date	Deal Benchmark	If Meeting, Purpose	If Meeting, Parties
August 22, 2007	Special Committee approves Vector indication of interest; Chairman of Special Committee countersigns indication of interest with Vector, providing Vector with exclusivity and establishing key transaction terms, including price and major points in merger agreement (e.g., lack of go-shop provision, lack of majority of disinterested shares voting condition); management released to negotiate rollover /employment terms with Vector

August 23, 2007 through September 13, 2007	Representatives of Vector hold informal discussions with members of management about their positions and compensation after the closing, as well as their equity participation after closing (but no specific terms or numbers/percentages were discussed)

August 23, 2007		Updated Company Status & Operating Plan projections	From Vector: Amish Mehta, Rock Meng, Jon Cheek, Alex

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November 8, 2007
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Date	Deal Benchmark	If Meeting, Purpose	If Meeting, Parties
Slusky, Christopher Nicholson and Dominic Ang; From Printronix: Robert Kleist and George Harwood; Houlihan Lokey also present (four hour meeting)

August 24, 2007		Functional review and due diligence	From Vector: Amish Mehta, Dominic Ang, Rock Meng, Jon Cheek; From Printronix: George Harwood; Houlihan Lokey also present (thirty minute phone call)

August 29, 2007	Initial draft Merger Agreement goes to Vector’s counsel	Functional review and due diligence	From Vector: Amish Mehta, Rock Meng, Jon Cheek and Dominic Ang; From Printronix:
Cynthia Bennett, Andy Chapman, Juli Mathews, David Sakai and George Harwood; Houlihan Lokey also present (all day meeting)

August 30, 2007		Functional review and due diligence	From Vector: Amish Mehta, Rock Meng, Jon Cheek and Dominic Ang; From Printronix:
Cynthia Bennett and George Harwood; Houlihan Lokey also present (six hour meeting)

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November 8, 2007
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Date	Deal Benchmark	If Meeting, Purpose	If Meeting, Parties
August 31, 2007		Functional review and due diligence	From Vector: Amish Mehta, Rock Meng, Jon Cheek and Dominic Ang; From Printronix:
Cynthia Bennett and George Harwood; Houlihan Lokey also present (three hour meeting)

September 3, 2007		Functional review and due diligence	From Vector: Rock Meng and Jon Cheek; From Printronix:
Cynthia Bennett and George Harwood; Houlihan Lokey also present (thirty minute phone call)

September 5, 2007		Functional review and due diligence	From Vector: Amish Mehta, Rock Meng, Jon Cheek and Dominic Ang; From Printronix: Robert Kleist, Victor Fitzsimmons, Jim McWilson and George Harwood; Houlihan Lokey also present (three and a half hour meeting)

September 5, 2007		Printronix Company Overview	Meeting with Silicon Valley Bank; Houlihan Lokey; From Vector: Dominic Ang; and From Printronix: Robert Kleist and George Harwood (ninety minutes)

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November 8, 2007
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Date	Deal Benchmark	If Meeting, Purpose	If Meeting, Parties
September 6, 2007		Line Matrix market, Thermal printer market, Laser printer market Sales presentation Marketing presentation Engineering presentation Operations presentation Worldwide revenue & operating income & financial projections	From Vector: Amish Mehta, Rock Meng, Jon Cheek, Christopher Nicholson, Robert Amen, David Fishman; and Dominic Ang; From Printronix: Robert Kleist, Victor Fitzsimmons, Jim McWilson, Juli Mathews, Andy Chapman, David Sakai and George Harwood; Houlihan Lokey also present (all day meeting)

September 10, 2007	Vector provides initial mark-up of draft merger agreement	Sales & Marketing additional due diligence update	From Vector: Amish Mehta, Rock Meng, Jon Cheek and Dominic Ang; From Printronix: Robert Kleist, Jim McWilson, David Sakai and George Harwood; Houlihan Lokey also present (one hour meeting)

September 13, 2007	Management reaffirmed to Vector it would like to roll over 100% of their Printronix shares into Pioneer	To discuss the terms of management’s post-closing participation.	From Vector: Amish Mehta and Dominic Ang; From Printronix: Robert Kleist and George Harwood

September 14, 2007	Vector informs management they will not be able to roll over all of their Printronix shares and proposes that the total amount to	To discuss the terms of management’s post-closing participation.	From Vector: Amish Mehta and Dominic Ang. From Management: Robert Kleist and George Harwood

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November 8, 2007
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Date	Deal Benchmark	If Meeting, Purpose	If Meeting, Parties
be rolled over by all members of management would be 9.9% or less

September 14, 2007		Due Diligence update	From Vector: Amish Mehta, Rock Meng, Jon Cheek and Dominic Ang; From Printronix: Robert Kleist and George Harwood; Houlihan Lokey also present (one hour meeting)

September 17, 2007 and September 18, 2007		Operations review and due diligence of Singapore operations and Asia Pacific region	From Vector: Amish Mehta and Dominic Ang; From Printronix: Robert Kleist, Victor Fitzsimmons, and Printronix Singapore Management; Houlihan Lokey also present (all day meetings)

September 21, 2007	Management formally retains independent counsel; Management confirms that it has agreed to the aggregate amount of the rollover proposed by Vector (9.9% or less of the surviving corporation); Bob Kleist proposes that he would rollover approximately 17% of his desired amount of Printronix shares; Other managers individually agree to	To discuss the terms of management’s post-closing participation.	From Vector: Amish Mehta. From Printronix: Robert Kleist and George Harwood

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November 8, 2007
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Date	Deal Benchmark	If Meeting, Purpose	If Meeting, Parties
rollover de minimus number of shares

September 24, 2007	Vector sends Mr. Kleist the first draft of the proposed form of Equity Rollover Commitment Letter

September 25, 2007	Merger agreement negotiations substantially complete, subject primarily to specific closing conditions and size of reverse break-up fee

September 25, 2007	Counsel to Management discusses proposed form of Equity Rollover Commitment Letter with counsel to Vector; Discussions include whether Mr. Kleist will have an employment agreement with Printronix and whether Vector will be providing a form of stockholders agreement before signing	To discuss the terms of the proposed Equity Rollover Commitment Letter.	Counsel to Management and Counsel to Vector

September 25, 2007		Vector and Mr. Kleist discuss whether he will enter into an	From Vector: Amish Mehta From Printronix:
		employment agreement with Printronix and the basic terms of that employment agreement (primarily intended to bring his salary back in line with industry norms after a recent pay cut)	Robert Kleist

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Date	Deal Benchmark	If Meeting, Purpose	If Meeting, Parties
September 25, 2007	Counsel to Vector sends a revised Form of Equity Rollover Commitment Letter for Mr. Kleist to counsel to Management attaching a term sheet setting forth the proposed terms of Mr. Kleist’s employment with Printronix

September 26, 2007	Counsel to Management sends comments on Equity Rollover Commitment Letter to counsel to Vector

September 27, 2007	Counsel to Vector sends revised Equity Rollover Commitment Letters to counsel to Management and makes clear in the communication that no stockholders agreement will be provided to Management before signing (and the terms of any such agreement will be in Vector’s discretion)

September 28, 2007	Counsel to Vector sends revised Equity Commitment Letters to counsel to Management

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Date	Deal Benchmark	If Meeting, Purpose	If Meeting, Parties
October 1, 2007	Counsel to Vector sends final Equity Rollover Commitment Letters to Management containing final amount of rollover shares

October 1, 2007	Special Committee approves Merger Agreement
4. Clarify whether Vector contemplates entering into employment agreements with any members of senior management other than Mr. Buell.
Printronix Response: We believe the reference to a Mr. Buell above was a typo and that the SEC Staff meant to refer to Mr. Kleist. Mr. Kleist does not currently have a formal employment agreement, but instead has entered into a term sheet with Vector attached to his Rollover Agreement. Mr. Kleist’s Rollover Agreement contemplates Mr. Kleist entering into a formal employment agreement with Printronix reflecting the terms which were intended to bring his salary up to industry norms after a previous pay cut. No specific term of employment will be provided in Mr. Kleist’s employment agreement with Vector and he will be removable at will at any time (subject to severance payments to Mr. Kleist under certain circumstances). Vector does not contemplate entering into a formal employment agreement with any member of senior management of Printronix other than Mr. Kleist.

Very truly yours,

STRADLING YOCCA CARLSON & RAUTH

/s/ Michael H. Mulroy

cc:	Robert A. Kleist George L. Harwood